United States securities and exchange commission logo





                           September 15, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corp
       477 Madison Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed September 2,
2022
                                                            File No. 001-40024

       Dear Mr. Liu:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Revised Preliminary Proxy Statement filed September 2, 2022

       General

   1. Please update your discussion of the Holding Foreign Companies Accountable Act to
                                                        disclose the Statement
of Protocol signed by the PCAOB and the CSRC of the People   s
                                                        Republic of China on
August 26, 2022. Please balance the disclosure regarding the
                                                        Statement of Protocol
by stating that when the PCAOB reassesses its determinations by the end of 2022, it
could determine that it still unable to inspect and investigate completely audit firms
based in China and Hong Kong.
 Yanming Liu
FirstName LastNameYanming    Liu
Venus Acquisition Corp
Comapany 15,
September NameVenus
              2022     Acquisition Corp
September
Page 2    15, 2022 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Bill Huo, Esq.